Subject to Completion
               Preliminary Pricing Supplement dated February 24, 2006

PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

                               [GRAPHIC OMITTED]
                                1,000,000 Units

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                       Merrill Lynch Long Short Notes/SM/
             Linked to the Select Industries/Select Sectors Basket
                          Long Short Index--Series IX
                                due June  , 2007
                                 (the "Notes")
                  $10 original public offering price per unit
                             --------------------

The Notes:

o  The Notes are designed for investors seeking                 o  There will be no payments prior to the maturity
   exposure to a leveraged long position in three                  date, unless the Notes are redeemed by Merrill
   equity industry sector indices and a short                      Lynch & Co., Inc.
   position in two equity sector indices, as
   described below.                                             o  The Notes will not be listed on any securities
                                                                   exchange.
o  The Select Industries/Select Sectors Basket Long
   Short Index--Series IX (the "Composite Index")               o  The Notes will be senior unsecured debt
   will reflect a leveraged long position equal to                 securities of Merrill Lynch & Co., Inc. and part
   150% of the initial level of the Composite Index,               of a series entitled "Medium-Term Notes, Series
   distributed initially on an equally weighted                    C". The Notes will have the CUSIP No.          .
   basis (i.e., 50% per index) over three equity
   industry sector indices (collectively, the "Long             o  The settlement date for the Notes is expected to
   Components"), and a short position equal to 50%                 be April , 2006.
   of the initial level of the Composite Index,
   distributed initially on an equally weighted                 Payment on the maturity date:
   basis (i.e., 25% per index) over two equity
   sector indices (collectively, the "Short                     o  The amount you receive on the maturity date will
   Components"). The indices comprising the Long                   be based upon the percentage change in the level
   Components are the S&P 500(R) Diversified                       of the Composite Index, which reflects the
   Telecommunications Services Index, the S&P 500(R)               direction of and percentage change in the value
   Media Index and the S&P 500(R) Pharmaceutical                   of the long position in the Long Components and
   Index. The indices comprising the Short                         the short position in the Short Components. If
   Components are the Consumer Discretionary Select                the level of the Composite Index declines over
   Sector Index and the Materials Select Sector                    the term of the Notes, you will receive less, and
   Index. The Composite Index does not take into                   possibly significantly less, than the $10
   account the dividends paid on any of the stocks                 original public offering price per unit.
   included in either the Long Components or the
   Short Components.                                            Early redemption:

o  Increases in the value of the Long Components                o  If on any date before the seventh scheduled index
   will increase the level of the Composite Index                  business day before the maturity date the closing
   while decreases in the value of the Long                        level of the Composite Index is equal to or less
   Components will decrease the level of the                       than 50% of its initial level, the Notes will be
   Composite Index. Conversely, increases in the                   redeemed on the fifth business day following that
   value of the Short Components will decrease the                 date. If redeemed, we will pay you an amount
   level of the Composite Index and decreases in the               based on the percentage decrease in the level of
   value of the Short Components will increase the                 the Composite Index as described in this pricing
   level of the Composite Index.                                   supplement.


         Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

         Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-8 of this pricing supplement and in the accompanying prospectus supplement.

                             --------------------

                                                                                Per Unit       Total
                                                                                --------       -----
        Public offering price(1) .........................................       $10.00          $
        Underwriting fee .................................................         $.20          $
        Proceeds, before expenses, to Merrill Lynch & Co., Inc............        $9.80          $

         (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit respectively and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

              The date of this pricing supplement is March   , 2006.





"Merrill Lynch Long Short Notes" is a service mark of Merrill Lynch & Co., Inc. "Standard & Poor's(R)", "Standard & Poor's 500(R)", "S&P 500(R)" and
"S&P(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

                               TABLE OF CONTENTS

                              Pricing Supplement

                                                                                            Page
                                                                                            ---
SUMMARY INFORMATION--Q&A .............................................................      PS-3
RISK FACTORS .........................................................................      PS-8
DESCRIPTION OF THE NOTES .............................................................     PS-11
THE COMPOSITE INDEX ..................................................................     PS-15
UNITED STATES FEDERAL INCOME TAXATION ................................................     PS-24
ERISA CONSIDERATIONS .................................................................     PS-27
USE OF PROCEEDS AND HEDGING ..........................................................     PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION ....................................................     PS-28
EXPERTS ..............................................................................     PS-28
INDEX OF CERTAIN DEFINED TERMS .......................................................     PS-29

                             Prospectus Supplement
                                                                                            Page
                                                                                            ----
RISK FACTORS ..........................................................................      S-3
DESCRIPTION OF THE NOTES ..............................................................      S-4
UNITED STATES FEDERAL INCOME TAXATION .................................................     S-21
PLAN OF DISTRIBUTION ..................................................................     S-28
VALIDITY OF THE NOTES .................................................................     S-29

                                  Prospectus
                                                                                            Page
                                                                                            ----
MERRILL LYNCH & CO., INC ...............................................................       2
USE OF PROCEEDS ........................................................................       2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS .......................................................       3
THE SECURITIES .........................................................................       3
DESCRIPTION OF DEBT SECURITIES .........................................................       4
DESCRIPTION OF DEBT WARRANTS ...........................................................      15
DESCRIPTION OF CURRENCY WARRANTS .......................................................      17
DESCRIPTION OF INDEX WARRANTS ..........................................................      18
DESCRIPTION OF PREFERRED STOCK .........................................................      24
DESCRIPTION OF DEPOSITARY SHARES .......................................................      29
DESCRIPTION OF PREFERRED STOCK WARRANTS ................................................      33
DESCRIPTION OF COMMON STOCK ............................................................      35
DESCRIPTION OF COMMON STOCK WARRANTS ...................................................      38
PLAN OF DISTRIBUTION ...................................................................      41
WHERE YOU CAN FIND MORE INFORMATION ....................................................      42
INCORPORATION OF INFORMATION WE FILE WITH THE SEC ......................................      42
EXPERTS ................................................................................      43

                           SUMMARY INFORMATION--Q&A


         This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Merrill Lynch Long Short Notes Linked to the Select Industries/Select Sectors Basket Long Short Index--Series IX due June , 2007 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Select Industries/Select Sectors Basket Long Short Index--Series IX (the "Composite Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors"
section in this pricing supplement and in the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

         References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

         The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June , 2007, unless redeemed by us as described in this pricing supplement.

         Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

         Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the sections entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

What is the Composite Index?

         The Composite Index is designed to provide exposure to a leveraged long position equal to 150% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 50% per index) over three equity industry sector indices (collectively, the "Long Components"), and a short position equal to 50% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 25% per index) over two equity sector indices (collectively, the "Short Components", and each Long or Short Component, an "Index Component"). The Index Components are described in the sections entitled "The Composite Index--Long Components" and "--Short Components" in this pricing supplement. The Composite Index does not take into account any dividends paid on any of the stocks included in any Index Component (collectively, the "Component Stocks").

         Each Index Component will be assigned a weighting and that weighting reflects the relative contribution that Index Component initially makes to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Components can be viewed as the equivalent of a leveraged long position in the Long Components. The negative weighting of -50% of the initial level of the Composite Index in the Short Components can be viewed as the equivalent of a short position in the Short Components. Changes in the level of Index Components that have a greater absolute weighting will have a greater effect on the level of the Composite Index than changes in the level of Index Components that have a lesser absolute weighting.

         The level of the Composite Index will be set to 100 on the date the Notes are priced for initial sale to the public (the "Pricing Date") which will be in March 2006.

         A fixed factor (the "Multiplier") will be determined for each Index Component on the Pricing Date. The Multipliers can be used to calculate the level of the Composite Index on any given day by summing the products of the level of each Index Component and its designated Multiplier, as described in this pricing supplement. Hypothetical Multipliers for each Index Component are listed in the section entitled "The Composite Index" in this pricing supplement.

         An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Component Stocks.

How has the Composite Index performed historically?

         The Composite Index will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end levels of the Composite Index from January 2001 through January 2006 based upon historical levels for each Index Component, the hypothetical Multiplier for each Index Component calculated as of February 14, 2006 and a Composite Index level of 100 on that date. In addition, we have included tables and graphs showing the historical monthly levels of each of the Index Components from January 2001 through January 2006. These tables are included in the section entitled "The Composite Index" in this pricing supplement.

         We have provided this information to help you evaluate the behavior of the Composite Index in various economic environments; this information, however, is not necessarily indicative of how the Composite Index will perform in the future.

What will I receive on the maturity date of the Notes?

         On the maturity date, if we have not previously redeemed the Notes, you will receive a cash payment per unit equal to the Redemption Amount.

         The "Redemption Amount" to which you will be entitled will depend on the percentage change in the level of the Composite Index over the term of the Notes and will equal:

               --            --
        $10 x |  Ending Value  |
              | -------------  |
              | Starting Value |
               --            --

        The "Starting Value" will be set to 100 on the Pricing Date.

         For purposes of determining the Redemption Amount, the "Ending Value" means the average of the levels of the Composite Index at the close of the market on five Index Business Days (as defined herein) shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in trading of a sufficient number of the Component Stocks.

         For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

WM I receive interest payments on the Notes?

         You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date based on the performance of the Composite Index over the term of the Notes. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Redemption Amount on the maturity date or early redemption.

How does the early redemption feature work?

         If on any date before the seventh scheduled Index Business Day before the maturity date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the "Early Redemption Date"). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount to be paid on the Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Composite Index was equal to or less than 50.

-------------------------------------------------------------------------------

    Examples

         Set forth below are six examples of Redemption Amount calculations, assuming:

      o The Starting Value of the Composite Index is 100 and the starting levels of the Index Components are the closing levels of the S&P 500 Diversified Telecommunications Services Index, the S&P 500 Media Index and the S&P 500 Pharmaceutical Index (collectively comprising the Long Components) and the Consumer Discretionary Select Sector Index and the Materials Select Sector Index (collectively comprising the Short Components) as observed on February 14, 2006 and set forth in the table below. The hypothetical Multipliers were determined based upon these levels and used for the calculation of the hypothetical Ending Value in each example, as described in the section entitled "The Composite Index" in this pricing supplement.

      o We have assumed equal changes in the value of each of the Long Components and and equal changes in the value of each of the Short Components. There may, however, be no correlation among the levels of those indices and an increase or decrease in any one of those indices does not assure there will be an increase or decrease in any other index included in the Long Components or Short Components, respectively; and

      o The closing level of the Composite Index is not equal to or less than 50 on any date before the seventh scheduled Index Business Day before the maturity date. Therefore, the Notes will not be redeemed early.

         For each Index Component, the following table sets forth the hypothetical starting value, the hypothetical Multiplier and the hypothetical closing level used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.


                                                                                       Hypothetical Closing Levels
                                            Starting  Hypothetical  ---------------------------------------------------------------
Index                                        Values    Multiplier   Example 1 Example 2  Example 3  Example 4  Example 5 Example 6
-----                                        -------  ------------  --------- ---------  ---------  ---------  --------- ---------
S&P 500 Diversified
Telecommunications Services Index             117.80   0.42444822     123.69    123.69    123.69       97.77    111.91     111.91
S&P 500 Media Index ....................      187.85   0.26616982     197.24    197.24    197.24      155.92    178.46     178.46
S&P 500 Pharmaceutical Index ...........      308.01   0.16233239     323.41    323.41    323.41      255.65    292.61     292.61
Consumer Discretionary Select
Sector Index ...........................      336.10  -0.07438262     352.91    393.24    319.30      352.91    319.30     278.96
Materials Select Sector Index ..........      322.69  -0.07747374     338.82    377.55    306.56      338.82    306.56     267.83
                                             -------  ------------  --------- ---------  ---------  ---------  --------- ---------
Composite Index ........................      100.00        -         105.00     99.00    110.00       72.00     95.00     101.00
                                             -------                --------- ---------  ---------  ---------  --------- ---------
Redemption Amount Per Unit .............                            $  10.50  $   9.90   $ 11.00    $   7.20   $  9.50   $  10.10
                                                                    --------- ---------  ---------  ---------  --------- ---------


Example 1-On the maturity date, the value of each of the Long Components has increased by 5% and the value of each of the Short Components has increased by 5%:
                                               --   --
        Redemption Amount (per unit) =  $10 x |  105  |  =  $ 10.50
                                              | ----  |
                                              |  100  |
                                               --   --

Example 2-On the maturity date, the value of each of the Long Components has increased by 5% and the value of each of the Short Components has increased by 17%:
                                               --   --
        Redemption Amount (per unit) =  $10 x |  99   |  =  $  9.90
                                              | ----  |
                                              |  100  |
                                               --   --

Example 3-On the maturity date, the value of each of the Long Components has increased by 5% and the value of each of the Short Components has decreased by 5%:

                                               --   --
        Redemption Amount (per unit) =  $10 x |  110  |  =  $ 11.00
                                              | ----  |
                                              |  100  |
                                               --   --

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Example 4-On the maturity date, the value of each of the Long Components has decreased by 17% and the value of each of the Short Components has increased by 5%:

                                               --   --
        Redemption Amount (per unit) =  $10 x |  72   |  =  $  7.20
                                              | ----  |
                                              |  100  |
                                               --   --

Example 5-On the maturity date, the value of each of the Long Components has decreased by 5% and the value of each of the Short Components has decreased by 5%:

                                               --   --
        Redemption Amount (per unit) =  $10 x |  95   |  =  $  9.50
                                              | ----  |
                                              |  100  |
                                               --   --

Example 6-On the maturity date, the value of each of the Long Components has decreased by 5% and the value of each of the Short Components has decreased by 17%:

                                               --   --
        Redemption Amount (per unit) =  $10 x |  101  |  =  $ 10.10
                                              | ----  |
                                              |  100  |
                                               --   --

-------------------------------------------------------------------------------
What about taxes?

         The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, exchange or early redemption of a Note prior to the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a securities exchange?

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity?

         In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

         If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Composite Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

         In a situation where there had been no movement in the level of the Composite Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

         Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

         MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

         Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

         For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can fmd by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

         Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

         We will not repay you a fixed amount of principal on the Notes on the maturity date or upon early redemption. The Redemption Amount will depend on the change in the level of the Composite Index. Because the level of the Composite Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit. If the Ending Value on the maturity date is less than the Starting Value, the Redemption Amount will be less, and possibly significantly less, than the $10 original public offering price per unit.

         In addition, if on any date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed early by us and you will receive, for each Note then owned by you, a cash amount, based on the percentage decrease in the level of the Composite Index. This amount will be significantly less than the $10 original public offering price per unit.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

         The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Composite Index

         In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the S&P 500 Diversified Telecommunications Services Index, the S&P 500 Media Index, the S&P 500 Pharmaceutical Index, the Consumer Discretionary Select Sector Index and the Materials Select Sector Index and these views are sometimes communicated to clients who participate in these equity industry sector indices and equity sector indices. However, these views are subject to change from time to time. For these reasons, you are encouraged to derive information concerning the Composite Index from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return of owning the Component Stocks

         The return on your Notes will not reflect the return you would realize if you actually owned the stocks represented by the leveraged long position in the Long Components and sold short the stocks represented by the short position in the Short Components. The leveraged long position in the Long Components will not reflect dividends paid on those stocks because the level of the Composite Index is calculated by reference to the prices of those stocks without taking into consideration the value of dividends paid on those stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Composite Index for the reasons discussed below under "--Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor".

The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes

         The Composite Index will reflect a leveraged long position in the Long Components equal to 150% of the initial level of the Composite Index and a short position in the Short Components equal to 50% of the initial level of the Composite Index. The leveraged long position offers the potential for significant increases in the level of the Composite Index due to increases in the value of the Long Components, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Composite Index if there is a decrease in the value of the Long Components. In addition, as a result of the short position, any increases in the value of the Short Components will adversely affect the level of the Composite Index, and may offset any gains in the level of the Composite Index related to increases in the value of the Long Components.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the level of the Composite Index from publicly available information, we will not publish the level of the Composite Index over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

         If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

         Assuming there is no change in the level of the Composite Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in dividend yields of the stocks included in any of the Long Components may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Composite Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

         The level of the Composite Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Composite Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Composite Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Composite Index will continue to fluctuate until the Ending Value is determined.

         Changes in dividend yields of the Component Stocks are expected to affect the trading value of the Notes. In general, if dividend yields on the Component Stocks in which there is a long position increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks decrease, we expect that the trading value of the Notes will increase. In general, if dividend yields on the Component Stocks in which there is a short position decrease, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks increase, we expect that the trading value of the Notes will increase.

         Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Composite Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Composite Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

         New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

         We and our affiliates may from time to time buy or sell the Component Stocks or futures or options contracts on those stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of those stocks and, in turn, the level of the Composite Index, in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Component Stocks. Temporary increases or decreases in the market prices of the Component Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Component Stocks may change subsequent to the Pricing Date, affecting the level of the Composite Index and therefore the trading value of the Notes.

Potential conflicts

         Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Composite Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of an Index Component. See the sections entitled "Description of the Notes--Adjustments to the Index Components; Market Disruption Events" and "--Discontinuance of the Index Components" in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

         We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

        ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Composite Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Composite Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Composite Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

    You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

         ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless earlier redeemed by us as provided below, the Notes will mature on June , 2007. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is
different from that information. The CUSIP number for the Notes is          .

         While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

         The Notes may be redeemed by ML&Co. as described in this pricing supplement, but are not subject to redemption at the option of ML&Co. or any holder before the stated maturity date except as described below.

         ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

         The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

         On the maturity date, unless the Notes have been previously redeemed by us, a holder of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

   Determination of the Redemption Amount

         The "Redemption Amount" per unit will be determined by the calculation agent and will equal:

                           --            --
                    $10 x |  Ending Value  |
                          | -------------  |
                          | Starting Value |
                           --            --

         The "Starting Value" will be set to 100 on the date the Notes are priced for initial sale to the public (the "Pricing Date").

         For purposes of determining the Redemption Amount, the "Ending Value" will be determined by the calculation agent and will equal the average of the closing levels of the Select Industries/Select Sectors Basket Long Short Index--Series IX (the "Composite Index") determined on each of the five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Composite Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustment to the Index Components; Market Disruption Events") on that scheduled Index Business Day.

         The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

         A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "Index Business Day" means any day on which the New York Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market ("Nasdaq") are open for trading.

         All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

         The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values:

            o the percentage change from the Starting Value to the hypothetical Ending Value;

            o     the total amount payable on the maturity date for each Note;

            o the pretax annualized rate of return to holders of the Notes;

            o the pretax annualized rate of return on an investment in the applicable long and short positions in the Component Stocks, which includes an assumed aggregate dividend yield for those stocks, as more fully described in the notes to the table below; and

            o assumes that the closing level of the Composite Index is not equal to or less than 50 on any date before the seventh scheduled Index Business Day before the maturity date. Therefore, the Notes will not be redeemed early.


                 Percentage        Total amount      Pretax          Pretax
               change from the      payable on     annualized      annualized
               Starting Value to   the maturity     rate of      rate of return
Hypothetical   the hypothetical     date per       return on    of the Component
Ending Value     Ending Value         Note        the Notes(1)     Stocks(1)(2)
  ----------------------------------------------------------------------------
    60.00         -40%                $6.00         -39.39%        -32.01%
    70.00         -30%                $7.00         -28.40%        -23.29%
    80.00         -20%                $8.00         -18.27%        -14.52%
    90.00         -10%                $9.00          -8.86%         -5.69%
   100.00(3)        0%               $10.00           0.00%          3.21%
   110.00          10%               $11.00           8.36%         12.18%
   120.00          20%               $12.00          16.29%         21.23%
   130.00          30%               $13.00          23.85%         30.37%
   140.00          40%               $14.00          31.09%         39.60%

----------------------

(1) The annualized rates of return are calculated on a semiannual bond equivalent basis.

(2)   This yield assumes:

            (a) a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;

            (b) a constant dividend yield of 4.5% for the stocks included in the S&P 500 Diversified Telecommunications Services Index, 0.85% for the stocks included in the S&P 500 Media Index, 2.62% for the stocks included in the S&P 500 Pharmaceutical Index, 1.04% for the stocks included in the Consumer Discretionary Select Sector Index and 2.25% for the stocks included in the Materials Select Sector Index, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Index Components (dividends paid on stocks included in the Short Components will decrease this rate of return while dividends paid on stocks included in the Long Components will increase this rate of return) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the value of such Index Component on the Pricing Date to the percentage change required to arrive at the applicable hypothetical Ending Value;

            (c)   no transaction fees or expenses or margin charges; and

            (d) an investment term from February 15, 2006 to April 16, 2007, a term expected to be equal to the term of the Notes.

(3)   This is the Starting Value.

         The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Multiplier, the actual Ending Value and the actual term of your investment.

Redemption Event

         If on any date before the first Calculation Day of the Calculation Period the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the "Early Redemption Date"). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment equal to the Redemption Amount, as described above under "--Payment on the Maturity Date"; provided, however, for purposes of calculating the Redemption Amount to be paid on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Composite Index was equal to or less than 50, provided that if a Market Disruption Event occurs on either date and as a result there is only one Calculation Day, the Ending Value will be determined on that Calculation Day, and if a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Composite Index on the second scheduled Index Business Day following the date the closing level of the Composite Index was equal to or less than 50, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

         A "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Adjustments to the Index Components; Market Disruption Events

         If at any time Standard & Poor's (the "Index Publisher") makes a material change in the formula for or the method of calculating the Index Components, or in any other way materially modifies an Index Component so that the Index Component does not, in the opinion of the calculation agent, fairly represent the level of the Index Component had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing level of the Composite Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Index Component as if those changes or modifications had not been made, and calculate the closing level with reference to the Index Component, as so adjusted. Accordingly, if the method of calculating an Index Component is modified so that the level of the Index Component is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index Component in order to arrive at a level of that Index Component as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means either of the following events as determined by the calculation agent:

         (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks included in any Index Component or any successor index; or

         (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in option or futures contracts related to an Index Component or any successor index, which are traded on any major United States exchange.

         For the purpose of determining whether a Market Disruption Event has occurred:

         (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

         (2) a suspension in trading in a futures or option contract on an Index Component or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

         (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

         (4) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered "material".

         The occurrence of a Market Disruption Event could affect the calculation of the Redemption Amount on the maturity date or Early Redemption Date. See "--Payment on the Maturity Date" and "--Redemption Event" in this pricing supplement.

Discontinuance of the Composite Index

         If the Index Publisher discontinues publication of an Index Component or Index Components and the Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to that Index Component (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the Index Publisher or any other entity for that Index Component and calculate the closing value as described above under "--Payment on the Maturity Date". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

         In the event that the Index Publisher discontinues publication of an Index Component or Index Components and:

         o    the calculation agent does not select a successor index, or

         o the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index Component in accordance with the procedures last used to calculate the Index Component before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index Component as described below, the successor index or level will be used as a substitute for the Index Component for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the Index Publisher discontinues publication of an Index Component or Index Components before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

         o    the determination of the Ending Value, or

         o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the "WSJ') or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of an Index Component may adversely affect trading in the Notes.

Events of Default and Acceleration

         In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

         In case of default in payment of the Notes, whether on the stated maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders,
at the rate of   % per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                         THE COMPOSITE INDEX

Composite Index

         The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in three equity industry sector indices (collectively, the "Long Components") and a short position in two equity sector indices (the "Short Components"), the five indices comprising the Composite Index (each, an "Index Component"), over the term of the Notes. Each of the Index Component is described in the sections entitled "--The Long Components" and "--The Short Components" below. Each Index Component will be assigned a weighting and that weighting will reflect the relative contribution that Index Component will make to the level of the Composite Index. The positive weighting of 150% of the initial level of the Composite Index in the Long Components can be viewed as a leveraged long position in the Long Components. The negative weighting of -50% of the initial level of the Composite Index in the Short Components can be viewed as a short position in the Short Components.

         One of the Long Components, the S&P 500 Media Index, is an industry index within one of the Short Components, the Consumer Discretionary Select Sector Index. Changes in the value of the stocks included in the S&P 500 Media Index would therefore affect the value of the Long Component as well as the Short Component.

Determination of the Multiplier for each Index Component

         A fixed factor (the "Multiplier") will be determined for each Index Component on the Pricing Date based upon the initial weighting of each Index Component and will equal:

         o the initial weighting for the Index Component multiplied by 100, divided by

         o    the most recent available closing level of the Index
              Component.

         The Multipliers will be calculated in this way so that the level of the Composite Index will equal 100 on the Pricing Date. The Multipliers will remain fixed over the term of the Notes, except that the calculation agent may in its good faith judgment adjust the Multiplier of either Index Component in the event that Index Component is changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the level of that Index Component had those material changes or modifications not been made.

         The hypothetical Multipliers for each Index Component as of February 14, 2006 are listed under "--Computation of the Composite Index" below.

Computation of the Composite Index

         The calculation agent will calculate the closing level of the Composite Index by summing the products of the closing level for each Index Component on a Calculation Day and the Multiplier applicable to each Index Component. The level of the Composite Index will vary based on the appreciation or depreciation of each Index Component and on whether there is a long or short position in that Index Component. Any appreciation in the value of the Long Components will result in an increase in the level of the Composite Index because of the long position. Conversely, any depreciation in the value of the Long Components will result in a decrease in the level of the Composite Index because of the long position. Any depreciation in the value of the Short Components will result in an increase in the level of the Composite Index because of the short position. Conversely, any appreciation in the value of the Short Components will result in a decrease in the level of the Composite Index because of the short position. If February 14, 2006 was the Pricing Date, for each Index Component, the weighting, closing level, Multiplier and initial Composite Index contribution would be as follows:

                                                                                                            Composite
                                                                             Closing       Hypothetical       Index
Index Components                                   Symbol(1)   Weighting     Level(2)      Multiplier(3)   Contribution
----------------                                  ---------   ---------     --------      -------------   ------------

S&P 500 Diversified Telecommunications
Services Index ................................      S5DIVT      50%        117.80         0.42444822         50
S&P 500 Media Index ...........................     S5MEDAX      50%        187.85         0.26616982         50
S&P 500 Pharmaceutical Index ..................     S5PHARX      50%        308.01         0.16233239         50
Consumer Discretionary Select Sector Index ....       IXY       -25%(4)     336.10        -0.07438262        -25
Materials Select Sector Index .................       IXB       -25%(4)     322.69        -0.07747374        -25
                                                                                      Starting Value:        100

------------
(1) As reported on Bloomberg.

(2)  This was the closing level of the Index Component on February 14, 2006.

(3) The hypothetical Multiplier equals the applicable initial weighting (as a percentage) multiplied by 100, and then divided by the applicable closing level on February 14, 2006.

(4)  This figure represents a short position in the Index Component.

Hypothetical Historical Data on the Composite Index

         While historical information on the Composite Index will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end levels of the Composite Index from January 2001 through January 2006 based upon historical levels for each Index Component, the applicable hypothetical Multipliers indicated above for each Index Component calculated as of February 14, 2006 and a Composite Index level of 100 on that date. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease at any time over the term of the Notes.

                           2001     2002     2003      2004      2005    2006
                           ----     ----     -----     ----      ----    ----
January ..............    213.99   152.96   108.91    115.63    98.83   95.55
February .............    199.41   152.10   102.60    113.28    98.81
March ................    186.71   149.75   102.97    108.27    99.86
April ................    199.53   129.33   111.94    111.23   102.89
May ..................    201.98   130.90   114.71    107.62   102.02
June .................    192.05   111.04   118.28    105.95   100.17
July .................    189.99   102.29   110.98    104.09    99.37
August ...............    172.07   103.68   107.65    105.01    99.15
September ............    173.08    95.80   104.77    100.68    97.59
October ..............    160.64   113.17   106.85    101.70    92.72
November .............    167.71   120.84   105.86    100.79    92.04
December .............    164.30   111.99   114.03    105.59    92.23

         The following graph sets forth the hypothetical historical performance of the Composite Index presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Composite Index.

         [GRAPHIC OMITTED]

The Long Components

        The indices comprising the Long Components are the S&P 500 Diversified Telecommunications Services Index, an industry index within the Technology Select Sector Index (the "Telecom Index"), the S&P 500 Media Index, an industry index within the Consumer Discretionary Select Sector Index (the "Media Index") and the S&P 500 Pharmaceutical Index, an industry index within the Health Care Select Sector Index (the "Pharmaceutical Index"). Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The historical monthly levels of each of these indices for each month from January 2001 to February 2006 are set forth in the tables and graphs below. This historical data is not indicative of the future performance of any of these indices or the Composite Index.

        Description of the Telecom Index. The Telecom Index (S5DIVT) is an industry index within the Technology Select Sector Index. Companies included in the Telecom Index include providers of communications and high-density data transmission services primarily through a high band/width/fiber-optic cable network, operators of primarily fixed-line telecommunications networks and companies providing both wireless and fixed-line telecommunications services.

        Month-End Closing Levels of the Telecom Index. The following table sets forth the closing level of the Telecom Index at the end of each month, in the period from January 2001 through February 2006. This historical data on the Telecom Index is not necessarily indicative of the future performance of the Telecom Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Telecom Index during any period set forth below is not an indication that the Telecom Index is more or less likely to decline at any time during the term of the Notes. The closing level of the Telecom Index on February 14, 2006 was 117.80.

                               2001   2002    2003     2004    2005     2006
                               ----   ----    ----     ----    ----     ----
        January .........    209.87  153.07  100.75   106.44  105.64   110.29
        February ........    193.42  146.34   90.95   106.24  106.11
        March ...........    187.14  143.46   90.00   104.82  104.47
        April ...........    192.36  118.28   99.14   104.13  104.79
        May .............    190.22  124.19  104.97    98.91  105.33
        June ............    180.44  111.43  107.24   101.09  106.02
        July ............    187.61   96.44   99.13   106.36  108.76
        August ..........    171.69   93.97   99.02   107.49  105.11
        September .......    183.64   80.94   94.19   108.60  105.27
        October .........    157.56  104.81   98.94   108.40  103.36
        November ........    159.67  116.62   96.70   112.34  107.39
        December ........    162.49  109.73  105.00   114.72  104.53

        The following graph sets forth the historical performance of the Telecom Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Telecom Index.

         [GRAPHIC OMITTED]


        Description of the Media Index. The Media Index (S5MEDAX) is an industry index within the Consumer Discretionary Select Sector Index. Companies included in the Media Index include those involved in advertising, marketing and public relations; broadcast and cable TV providers; companies engaged in producing movies and television shows, distributing music and publishers of print and electronic media.

        Month-End Closing Levels of the Media Index. The following table sets forth the closing level of the Media Index at the end of each month, in the period from January 2001 through February 2006. This historical data on the Media Index is not necessarily indicative of the future performance of the Media Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Media Index during any period set forth below is not an indication that the Media Index is more or less likely to decline at any time during the term of the Notes. The closing level of the Media Index on February 14, 2006 was 187.85.

                            2001     2002    2003     2004      2005     2006
                            ----     ----    ----     ----      ----     ----
        January ........   336.67   226.01  170.50   211.97    202.21   184.30
        February .......   304.66   233.83  166.72   206.79    198.42
        March ..........   281.35   236.86  162.78   202.24    200.97
        April ..........   322.73   215.92  187.33   200.98    191.08
        May ............   336.47   220.05  195.16   198.14    192.80
        June ...........   328.90   182.36  195.38   196.63    185.79
        July ...........   298.84   160.70  195.74   186.17    190.16
        August .........   261.34   168.08  199.97   184.52    192.08
        September ......   222.58   160.92  188.10   183.98    187.13
        October ........   221.11   179.28  200.89   194.76    179.61
        November .......   252.05   190.11  201.02   198.45    183.39
        December .......   247.81   169.71  216.03   208.60    180.70

         The following graph sets forth the historical performance of the Media Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Media Index.

         [GRAPHIC OMITTED]

        Description of the Pharmaceutical Index. The Pharmaceutical Index (S5PHARX) is an industry index within the Health Care Select Sector Index. The Pharmaceutical Index includes companies engaged in the research, development or production of pharmaceuticals, including veterinary drugs.

        Month-End Closing Levels of the Pharmaceutical Index. The following table sets forth the closing level of the Pharmaceutical Index at the end of each month, in the period from January 2001 through February 2006. This historical data on the Pharmaceutical Index is not necessarily indicative of the future performance of the Pharmaceutical Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Pharmaceutical Index during any period set forth below is not an indication that the Pharmaceutical Index is more or less likely to decline at any time during the term of the Notes. The closing level of the Pharmaceutical Index on February 14, 2006 was 308.01.

                           2001     2002     2003     2004       2005     2006
                           ----     ----     ----     ----       ----     ----
        January .......   450.37   414.34   322.99   354.69     297.58   306.75
        February ......   448.28   419.47   312.33   358.22     312.33
        March .........   417.59   412.58   326.23   335.46     312.64
        April .........   431.21   378.03   337.65   349.26     326.39
        May ...........   435.30   369.38   335.27   348.84     323.51
        June ..........   406.15   333.16   353.41   342.28     318.68
        July ..........   430.93   326.38   339.58   325.42     315.30
        August ........   409.80   331.41   321.78   332.53     308.57
        September .....   421.53   305.75   324.39   312.62     302.73
        October .......   422.34   331.37   324.84   306.39     287.66
        November ......   436.63   346.13   327.92   300.55     281.87
        December ......   418.38   328.18   349.32   316.27     297.58

         The following graph sets forth the historical performance of the Pharmaceutical Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Pharmaceutical Index.

         [GRAPHIC OMITTED]

The Short Components

         The indices comprising the Short Components are the Consumer Discretionary Select Sector Index (the "Consumer Discretionary Index") and the Materials Select Sector Index (the "Materials Index") published by S&P. The historical monthly levels of each of these indices for each month from January 2001 to January 2006 are set forth in the tables below. This historical data is not indicative of the future performance of either of these indices or the Composite Index.

         Description of the Consumer Discretionary Index. The Consumer Discretionary Index (IXY) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer discretionary products. Consumer discretionary products include automobiles and automobile components, consumer durables, apparel, hotels, restaurants, leisure, media and retailing. The Consumer Discretionary Index, which serves as the benchmark for the Consumer Discretionary Select Sector SPDR Fund (XLY), was established with a value of 250.00 on June 30, 1998.

         Month-End Closing Levels of the Consumer Discretionary Index. The following table sets forth the closing level of the Consumer Discretionary Index at the end of each month in the period from January 2001 through January 2006. This historical data on the Consumer Discretionary Index is not necessarily indicative of the future performance of the Consumer Discretionary Index or what the future value of the Notes may be. Any historical upward or downward trend in the closing level of the Consumer Discretionary Index during any period set forth below is not an indication that the Consumer Discretionary Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Consumer Discretionary Index on February 14, 2006 was 336.10.

                             2001     2002     2003    2004      2005     2006
                             ----     ----     ----    ----      ----     ----
        January .........   285.35   295.67   224.04   312.70   338.78   333.17
        February ........   266.41   296.56   222.04   319.02   337.05
        March ...........   261.04   300.20   227.98   318.53   332.72
        April ...........   273.43   292.02   254.33   313.45   311.12
        May .............   277.66   289.72   267.06   315.52   329.20
        June ............   275.63   275.35   270.92   316.98   328.37
        July ............   290.80   242.95   276.73   304.31   347.03
        August ..........   263.32   249.19   290.43   303.81   334.84
        September .......   231.10   227.61   276.49   312.58   325.03
        October .........   241.26   242.28   301.08   325.23   318.48
        November ........   275.38   253.96   303.63   338.05   330.57
        December ........   287.84   231.68   315.28   353.57   327.54

         The following graph sets forth the historical performance of the Consumer Discretionary Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Consumer

         [GRAPHIC OMITTED]

         Description of the Materials Index. The Materials Index (IXB) is a modified market capitalization based index intended to track the movements of companies that are components of the S&P 500 and are involved in the materials industry. Companies in the Materials Index include those involved in chemicals, construction materials, containers and packaging, metals and mining and paper and forest products. The Materials Index, which serves as the benchmark for the Materials Sector SPDR Fund (XLB), was established with a value of 250.00 on June 30, 1998.

         Month-End Closing Levels of the Materials Index. The following table sets forth the closing level of the Materials Index at the end of each month in the period from January 2001 through January 2006. This historical data on the Materials Index is not necessarily indicative of the future performance of the Materials Index or what the future value of the Notes may be. Any historical upward or downward trend in the closing level of the Materials Index during any period set forth below is not an indication that the Materials Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Materials Index on February 14, 2006 was 322.69.


                             2001     2002     2003     2004     2005     2006
                             ----     ----     ----     ----     ----     ----
        January .........   214.09   225.02   193.69   261.81   296.08   326.94
        February ........   215.96   236.03   187.97   274.60   318.48
        March ...........   206.29   243.07   187.92   268.68   309.53
        April ...........   228.19   232.25   205.21   256.09   287.74
        May .............   236.62   242.59   211.04   261.52   284.45
        June ............   226.02   237.50   212.40   274.63   278.67
        July ............   225.91   210.73   228.99   268.45   293.97
        August ..........   223.26   209.23   235.45   272.45   281.02
        September .......   198.16   181.87   224.24   282.49   282.23
        October .........   202.66   191.14   244.68   280.05   283.57
        November ........   226.48   213.74   249.58   301.52   303.65
        December ........   221.15   203.93   274.77   305.45   312.05

        The following graph sets forth the historical performance of the Materials Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Materials Index.

        [GRAPHIC OMITTED]


License Agreement

        S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

        The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

        "S&P, S&P 500 and Standard & Poor's are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co."

        The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. The stocks included in each select sector index were selected by the index compilation agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The composition and weighting of the stocks included in each select sector index can be expected to differ from the composition and weighting of stocks included in any similar S&P 500 sector index that is published and disseminated by S&P.

        "S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED

WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P INDUSTRIES OR SELECT SECTORS OR ANY DATA INCLUDED IN THE S&P INDUSTRIES OR SELECT SECTORS. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES."

         All disclosures contained in this pricing supplement regarding the S&P Select Sectors, including their make-up, method of calculation and changes in their components are derived from publicly available information prepared by S&P. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

         Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as fmancial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Composite Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

         Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

         Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

         Tax Basis. A U.S. Holder's tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

         Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

         Early Redemption of the Notes. Upon an early redemption of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the Early Redemption Date. As discussed above, the deductibility of capital losses is subject to certain limitations.

         Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

         Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations").

         If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a "comparable yield" for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, early redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale, early redemption or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder's prior accruals of original issue discount and capital loss thereafter.

         Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

         Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange, early redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

         Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized with respect to a Note, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to
Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

         Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Composite Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and
(ii) in the case of an individual non- U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a "tax home" (as defined for United States federal income tax purposes) in the United States.

         As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

         A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

    (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

    (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

    (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

    (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

    (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

         The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

         MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

         The consolidated fmancial statements, the related fmancial statement schedule, and management's report on the effectiveness of internal control over fmancial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim condensed consolidated fmancial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim fmancial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS
                                                                         Page
                                                                         ----
Business Day ......................................................     PS-13
Calculation Day ...................................................     PS-11
Calculation Period ................................................     PS-11
Component Stocks ..................................................      PS-3
Composite Index ...................................................      PS-1
Early Redemption Date .............................................      PS-4
Ending Value ......................................................      PS-4
Index Business Day ................................................     PS-11
Index Component ...................................................      PS-3
Index Publisher ...................................................     PS-13
Long Components ...................................................      PS-1
Market Disruption Event ...........................................     PS-13
Multiplier ........................................................      PS-3
Notes .............................................................      PS-1
Pricing Date ......................................................      PS-3
Redemption Amount .................................................      PS-4
Short Components ..................................................      PS-1
Starting Value ....................................................      PS-4
successor index ...................................................     PS-14

==============================================================================




                               [GRAPHIC OMITTED]

                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                       Merrill Lynch Long Short Notes/SM/
             Linked to the Select Industries/Select Sectors Basket
                         Long Short Index -- Series IX
                              due June   , 2007
                                 (the "Notes")
                  $10 original public offering price per unit





                          ---------------------------

                              PRICING SUPPLEMENT

                          ---------------------------





                              Merrill Lynch & Co.





                                March   , 2006

==============================================================================